NOTIFICATION OF
                  INTERNATIONAL AUTOMATED SYSTEMS, INC.

                                    I.

                            Name of Corporation

     The name of the corporation filing this notice under Section 16-10a-602 of the Utah Code is International Automated Systems, Inc., a Utah corporation.

                                    II.

     Issuance of Series 1 Class A Preferred Stock.

     The Board of Directors in accordance with the Articles of Incorporation for this Corporation and pursuant to the Utah Revised Business Corporation Act have adopted resolution authorizing the issue of Series
1 Class A Preferred Stock.

     The resolution authorizing the officers to issue
Series 1 Class A Preferred Stock states as follows:

          RESOLVED, that the officers of this
          Corporation are hereby authorized to issue as one million shares of Series 1 Class A
          Preferred Stock, no par value per share, for valuable consideration received, receipt of which is hereby acknowledged, and such shares shall be fully paid and nonassessable and shall be issued after notification is filed with the Division of Corporations, State of Utah, and the shares of Preferred Stock shall have the rights and privileges as designated by the Board of Directors.

          FURTHER RESOLVED that Series 1 Class A
          Preferred Stock upon issue shall have voting powers in the amount of ten votes for each share, in person or by proxy, and shall vote with the common stock on all matters; shall not be subject to redemption; shall not have any preferential rights upon dissolution or distribution; shall not have any rights of or to dividends except as declared by the Board of Directors; and shall not be convertible into common stock of the Corporation.




                                   III.

                                 Adoption

     The resolution authorizing the issue of Series 1
Class A Preferred Stock, without par value per share, was adopted by the directors at a meeting of the directors held on October 28, 1996. No shareholder action was required to issue the shares of Series
A Preferred Stock. Further, this notification does not alter or revoke the preferences, limitations, or relative rights granted to or imposed upon any wholly unissued class of or series of shares of any wholly unissued class.


     DATED this 29 day of October, 1996.


     INTERNATIONAL AUTOMATED SYSTEMS, INC.


     By: Neldon Johnson
     President


     By: Ina Marie Johnson
     Secretary



STATE OF UTAH       )
                    ) ss.
COUNTY OF SALT LAKE )

The undersigned, a Notary Public, hereby certifies that on the 29 day of October 1996, personally appeared before me Neldon Johnson and Ina Johnson who are known to be the president and secretary, respectively, International Automated Systems, Inc., and that they signed this document as officers with full authority to execute this document and that the statements contained here are true. As witness, I have set my hand and seal this 29 day of October 1996.




                              NOTARY PUBLIC
                              Residing at:


My Commission Expires: